Exhibit 4.9

THIRD EMPLOYMENT AGREEMENT AMENDMENT

THIS THIRD EMPLOYMENT AGREEMENT AMENDMENT, effective as of April 1, 2023 (the “Effective Date”) is between:

DRAGANFLY INC.,

a company duly incorporated under the laws of the Province of British Columbia with a business address at 2108 St. George Avenue, Saskatoon, Saskatchewan S7M 0K7,

(Hereinafter referred to as the “Company”)

-and-

PAUL SUN,

an individual residing at [Redacted]

(Hereinafter referred to as the “Employee” or “you”)

(Company and Employee/You are together referred to herein as the “Parties”)

WHEREAS:

10.	The Company and the Employee entered into an Employment Agreement dated November 2020, an Employment Amendment Agreement dated September 30, 2021, and an Employment Agreement Amendment dated April 1, 2022 (Collectively, the “Employment Agreement”) setting out the terms and conditions of the Employee’s employment;

11.	The Company wishes to continue to engage the services of the Employee and the Employee desires to continue to be employed by the Company upon the terms and subject to the conditions of the Employment Agreement as amended by the terms of this Third Amending Agreement hereinafter set forth;

NOW THEREFORE in consideration of the promises and the mutual covenants and agreements contained in this Third Amending Agreement, including the increase to the Employee’s base salary, and in exchange for the Employee’s continued employment, the Parties agree to amend the Employment Agreement as follows:

1.	Provision 3.1 entitled “Consideration for Services” in the Employment Agreement will be replaced with the following:

As compensation for carrying out the Services during the term of this Agreement, the Company agrees to pay the Employee a salary in the amount of CDN$267,000.00 (the “Annual Salary”) payable by bi-weekly installments.

2.	Provision 3.3 entitled “Consideration for Services” in the Employment Agreement will be replaced with the following:

In addition to the above Annual Salary, the Employee shall be eligible to earn a discretionary annual performance bonus (“Performance Bonus”). The Performance Bonus will be determined following the completion of the Company’s financial year each year, based on performance metrics to be determined by the Company’s compensation committee in its sole discretion. The Company shall pay the Employee the Performance Bonus, if any, following the approval of performance bonus by the Board of Directors during the March board meeting. . The Employee understands and agrees that payment of a Performance Bonus should not be considered to be expected compensation and the payment of a Performance Bonus in any one or successive years shall not create an entitlement to a Performance Bonus in any subsequent year. To be eligible for a Performance Bonus, the Employee must also be Actively Employed on the date of payment of any such bonus. For purposes of this Agreement, the last day that the Employee is “Actively Employed” shall be the later of: (i) the last day that the Employee actually performs their duties prior to the termination of the Employee’s employment with the Company for any reason; or (ii) the end of the minimum period of statutory notice of termination prescribed by the Ontario Employment Standards Act, 2000 (the “ESA”). This is because a Performance Bonus is not earned until the payment date. For clarity, except to the extent required by the ESA: (i) the last day that the Employee is Actively Employed shall not be extended by any contractual or common law notice of termination period in respect of which the Employee receives or may receive pay in lieu of notice of termination or damages in lieu of such notice of termination; and (ii) entitlement to any Performance Bonus shall not be included in any entitlement which the Employee may have to pay in lieu or damages in lieu of notice of termination.

The performance metrics and target Performance Bonus of the Employee for any given year are attached hereto as Schedule “B”. Schedule “B” will be reviewed from time-to-time and may be amended by the Company without requiring a written amendment to this Agreement, and without causing termination or breach of this Agreement.

3.	Provision 3.6 entitled “Consideration for Services” will be added into the Employment Agreement as follows:

The Company will grant the Employee 128,000 restricted share units of the Company (“RSUs”) to purchase up to 128,000 common shares of the Company. The grant of RSUs to the Employee shall be made in accordance with the terms and conditions of the Company’s Amended and Restated Share Compensation Plan (the “Plan”) and applicable rules and requirements of the Canadian Securities Exchange and NASDAQ. The RSUs shall vest in accordance with the following vesting schedule:

e)	42,666 RSUs granted on October 30, 2023;

f)	42,667 RSUs granted on September 3, 2024; and

g)	42,667 RSUs granted on March 20, 2025.

4.	Schedule “B” entitled “Performance Bonus Program” will be added into the Employment Agreement as follows:

For the calendar year of 2023, the Employee’s target annual Performance Bonus is CDN$267,000.00, based on the following milestones and achievements:

% Bonus
Revenue of $12 million with sliding pro-rated scale <$10 million is 0%, $11M is 50%, $12M is 100%	20%
175% Payroll Efficiency Target” calculated as “Total Revenue/Wages & Salaries”; with sliding scale noted as <105% is 0, 140% is 50%	20%
ENPS of 20	10%
All filings on time	10%
Complete ERP implementation with dashboard / analysis	10%
Complete Functional Test of Internal Controls and Process	20%
1 acquisition completed	10%
100%

To clarify, the Performance Bonus remains discretionary as solely determined and approved by the Board. The Employee understands and agrees that payment of a Performance Bonus should not be considered to be expected compensation and the payment of a Performance Bonus in any one or successive years shall not create an entitlement to a Performance Bonus in any subsequent year.

5.	All other terms and conditions of employment set out in the Employment Agreement will remain unchanged and in effect.

6.	The Employee hereby releases the Company from any and all claims he has or may have arising in any way out of the terms of this Third Amending Agreement or the changes to his employment as set out herein, which specifically includes any claims under any applicable human rights, workers’ compensation, occupational health and safety, and employment standards legislation including but not limited to the Employment Standards Act, 2000, the Human Rights Code, the Workplace Safety and Insurance Act, 1997 and the Pay Equity Act.

7.	This Third Amending Agreement amends the Employment Agreement. This Third Amending Agreement and the Employment Agreement shall be read together and constitute one agreement. The Parties agree that the terms of the Third Amending Agreement will be effective on the Effective Date.

8.	This Third Amending Agreement enures to the benefit of and binds the parties hereto and their respective heirs, executors, legal personal representatives, successors and permitted assigns.

9.	If there is a conflict between any provision of this Third Amending Agreement and any provision of the Employment Agreement, the relevant provision(s) of this Third Amending Agreement are to prevail.

10.	This Third Amending Agreement is governed by and is to be construed and interpreted in accordance with the laws of Ontario. The Parties irrevocably attorn to the jurisdiction to the Ontario Superior Court of Justice in Toronto.

[signature page follows]

TO EVIDENCE THEIR AGREEMENT the parties have executed the Third Amending Agreement this _______ day of _____________ 2023

“/s/ Cameron Chell”	“/s/ Paul Sun”
DRAGANFLY INC. Authorized Signatory I have authority to bind the Corporation	PAUL SUN